SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)


                                Tuxis Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  901 14 4 105
                                 (CUSIP Number)


                          INVESTOR SERVICE CENTER, INC.
                          11 Hanover Square, 12th Floor
                               New York, NY 10005
                            Attn: Monica Pelaez, Esq.
                                  212-363-1100
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 30, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
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1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                   Investor Service Center, Inc. / 13-3321855

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2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

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3    SEC Use Only

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4    Source of Funds                                                          WC

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5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

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6    Citizenship or Place of Organization                               Delaware

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7    Sole Voting Power                                            189,732 Shares

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8    Shared Voting Power                                                       0

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9    Sole Dispositive Power                                       189,732 Shares

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10   Shared Dispositive Power                                                  0

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11   Aggregate Amount Beneficially Owned by Each Reporting Person 189,732 Shares

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12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares /   /

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13   Percent of Class Represented by Amount in Row (11)                   19.83%

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14   Type of Reporting Person                                                 BD

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--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------


1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                        Bassett S. Winmill

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2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

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3    SEC Use Only

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4    Source of Funds                                                          PF

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5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

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6    Citizenship or Place of Organization                                    USA

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7    Sole Voting Power                                              4,834 Shares

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8    Shared Voting Power                                                       0

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9    Sole Dispositive Power                                         4,834 Shares

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10   Shared Dispositive Power                                                  0

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11   Aggregate Amount Beneficially Owned by Each Reporting Person   4,834 Shares

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12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares /   /

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13   Percent of Class Represented by Amount in Row (11)                    0.51%

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14   Type of Reporting Person                                                 IN

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ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the shares of Common Stock of Tuxis Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11 Hanover Square, New York, NY 10005.


Principal Executive Officers of Issuer                  Title
--------------------------------------  ----------------------------------------
William G. Vohrer                                                      Treasurer
Monica Pelaez                                                          Secretary
Thomas B. Winmill                                                General Counsel
Marion Morris                                              Senior Vice President
Mark C. Winmill                                                        President

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is being filed by Investor Service Center, Inc. (a Delaware corporation), a registered broker/dealer ("ISC"), and Bassett S. Winmill (the "Reporting Persons"). The address of each is 11 Hanover Square, New York, NY 10005. Further information is attached in Exhibit A.

     (d)  None

     (e)  None

     (f) ISC is a Delaware corporation. Bassett S. Winmill is a citizen of the U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     ISC used working capital. Bassett S. Winmill used personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons acquired the Shares for investment purposes.

     Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(A) As of July 7, 2003 the Reporting Persons believe there are 956,876 shares of Common Stock outstanding. ISC is the beneficial owner of 189,732 shares of Common Stock, which constitutes approximately 19.83% of the outstanding shares of Common Stock. Bassett S. Winmill is the beneficial owner of 4,834 shares of Common Stock, which constitute approximately 0.51% of the outstanding shares of Common Stock. ISC disclaims beneficial ownership of shares held by Bassett S. Winmill. Bassett S. Winmill disclaims beneficial ownership of shares held by ISC.

(B) Power to vote and to dispose of the securities resides with the Reporting Persons.

(C) During the last sixty days, the following transactions were effected in the common stock of the Issuer:



                                                                                        Where and How
                                                      Number of                          Transaction
Reporting Person     Date                 Buy/Sell      Shares     Price Per Share        Effected
------------------ ------------------ -------------- ----------- ------------------- -------------------
ISC                 06/30/03                Buy         3,103.57        9.02         Dividend Reinvestment




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     ISC is a wholly owned subsidiary of Winmill & Co. Incorporated ("WCI"). WCI, a publicly owned company whose securities are listed on Nasdaq and traded in the over-the-counter market, is a New York based manager of investment companies. Bassett S. Winmill may be deemed a controlling person of WCI and, therefore, may be deemed a controlling person of ISC.

     Pursuant to approval of stockholders at a special meeting adjourned to November 7, 2001, the investment management agreement with CEF Advisers, Inc. ("CEF") was terminated effective at the end of business on November 30, 2001. Commencing December 1, 2001, the Company's officers (who are substantially identical to those of CEF) assumed the management of the Company's affairs, including portfolio management, subject to the oversight and final direction of the Board of Directors. Compensation of Company personnel was set in the aggregate amount of $200,000 per year effective December 1, 2001, $300,000 per year effective October 2, 2002, and may be further changed from time to time at the discretion of the Board of Directors.

     Bassett S. Winmill, a Reporting Person and who may be deemed a controlling person of WCI, ISC and CEF, is chairman of the board of directors of the Issuer. Thomas B. Winmill is a director and officer of WCI, ISC, CEF and the Issuer. Mark C. Winmill is a director of WCI and President of the Issuer. Each of William G. Vohrer and Monica Pelaez are officers of WCI, ISC, CEF and the Issuer. The Issuer has an audit committee comprised of directors Russell E. Burke III, Frederick A. Parker, Jr., and Douglas Wu, the function of which is routinely to review financial statements and other audit-related matters as they arise throughout the year. The Issuer has an executive committee comprised of Thomas B. Winmill.

     The issuer uses the name Tuxis pursuant to a royalty free non-exclusive license from WCI. The license may be withdrawn by WCI at any time in its sole discretion.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Certain information concerning the Issuer's and ISC's directors and executive officers.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2003


                                              INVESTOR SERVICE CENTER, INC.

                                              By: /s/ Monica Pelaez
                                              Name:   Monica Pelaez
                                              Title:  Associate General Counsel

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2003

                          By: /s/ Thomas B. Winmill on behalf of Bassett S.
                                  Winmill by Power of Attorney signed 12/11/01
                        Name:     Thomas B. Winmill

                                    EXHIBIT A

     The business address for all entities and individuals listed in this Exhibit A is 11 Hanover Square, 12th Floor, New York, NY 10005.

     Investor Service Center, Inc. ("ISC") is a wholly-owned subsidiary of Winmill & Co. Incorporated ("WCI"), a publicly-owned company whose securities are listed on The Nasdaq Stock Market. Bassett S. Winmill, a director of the Issuer, may be deemed a controlling person of WCI on the basis of his ownership of 100% of WCI's voting stock and, therefore, of ISC.

     The directors of ISC are William G. Vohrer, Thomas B. Winmill, and Robert
D. Anderson. The directors of WCI are Robert D. Anderson, Charles A. Carroll, Edward G. Webb, Bassett S. Winmill, Mark C. Winmill, and Thomas B. Winmill. The directors of the Issuer are Bassett S. Winmill, Thomas B. Winmill, Russell E. Burke, III, Frederick A. Parker, Jr. and Douglas Wu. Mark C. Winmill is President of the Issuer.

     Information relevant to each director of the Issuer deemed to be an "interested person" of the Issuer as defined in the 1940 Act is set forth below:


                                                                       Issuer
Name of Certain Issuer  Director,  Principal  Occupation and          Director
 Business Experience for Past Five Years                               Since
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THOMAS B. WINMILL -- He is General Counsel of the Issuer,  as           1997
well as the other investment   companies  in  the  Investment
Company Complex, and of WCI and certain of its affiliates. He also is President and a Director of ISC. He is a member of the New York State Bar and the SEC Rules Committee of the
Investment  Company  Institute.  He is a son of  Bassett  S.
Winmill. He was born June 25, 1959.


BASSETT  S.  WINMILL -- He is  Chairman  of the Board of the            1983
Issuer,  as  well  as  other  investment  companies  in  the
Investment  Company  Complex,  and of WCI. He is a member of the New York Society of Security  Analysts,  the Association
for   Investment   Management   and   Research,    and   the
International Society of Financial Analysts. He is the father of Thomas B. Winmill. He was born February 10, 1930.

     The non-director executive officers of the Issuer and/or director/officers of WCI, and their relevant biographical information are set forth below:

     WILLIAM G. VOHRER - Chief Accounting Officer, Chief Financial Officer, Treasurer and Vice President of the Investment Company Complex, WCI, ISC and the Issuer since February 2001. From 1999 to 2001, he was an independent consultant specializing in accounting matters. From 1994 to 1999 he was Chief Financial Officer and Financial Operations Principal for Nafinsa Securities, Inc., a Mexican Securities broker/dealer. He was born on August 14, 1950.

     MARION E. MORRIS -- Senior Vice President. She is a Senior Vice President of the Investment Company Complex, WCI, ISC and the Issuer. She was born on June 17, 1945.

     MONICA PELAEZ - Vice President, Secretary, Associate General Counsel, and Chief Compliance Officer. She is Vice President, Secretary, and Chief Compliance Officer of the Investment Company Complex, WCI, ISC and the Issuer. She earned her Juris Doctor from St. John's University School of Law. She is a member of the New York State Bar. She was born November 5, 1971.

     The following table presents certain information regarding the beneficial ownership of the Issuer's shares as of July 9, 2003 by each foregoing officer and/or director of the Issuer.

           Name of Officer or Director         Number of Shares
           -----------------------------------------------------
           William G. Vohrer                           0
           Marion Morris                               0
           Monica Pelaez                               0
           Bassett S. Winmill                      4,834
           Thomas B. Winmill                          31